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                           December 14, 2023

       Brian Capo
       Chief Accounting Officer
       Live Nation Entertainment, Inc.
       9348 Civic Center Drive
       Beverly Hills, CA 90210

                                                        Re: Live Nation
Entertainment, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2023
                                                            File No. 001-32601

       Dear Brian Capo:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Executive Overview, page 30

   1. We note consolidated AOI is a non-GAAP measure. Refer to Question 104.04 of the
                                                        Compliance and
Disclosure Interpretations on Non-GAAP Financial Measures. Please
                                                        provide disclosure
pursuant to Item 10(e)(1)(i) of Regulation S-K. This comment also applies to your Form
10-Q for the Quarterly Period Ended September 30, 2023 and
                                                        Exhibit 99.1 to Form
8-K filed November 2, 2023.
 Brian Capo
FirstName
Live NationLastNameBrian
            Entertainment, Capo
                           Inc.
Comapany14,
December   NameLive
              2023 Nation Entertainment, Inc.
December
Page 2    14, 2023 Page 2
FirstName LastName
Consolidated Results of Operations, page 32

2. You present consolidated results of operations in constant currency for the years ended
         December 31, 2022, and 2021. It appears that you are presenting a partial income statement of non-GAAP measures. Please tell us your consideration of Question 102.10(c)
         of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and
         Item 10(e)(1)(i)(A) of Regulation S-K. This comment also applies to your Form 10-Q for the Quarterly Period Ended September 30, 2023.
Form 10-Q for the Quarterly Period Ended September 30, 2023

Notes to Consolidated Financial Statements
Note 6 - Commitments and Contingent Liabilities, page 17

3. Please tell us what consideration you gave to disclosing more detailed information on the
         Astroworld litigation pursuant to ASC 450-20-50- 3 through 5 including disclosure of the damages sought. In addition, you state you do not currently possess sufficient information to determine a range of reasonably possible liability. Please explain to us what factors are causing your inability to estimate and when you expect those factors to be alleviated.
         Explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services